UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Rapid Fire Marketing, Inc.
(Name of Issuer)

453,213,455 shares of common stock
(Title of Class of Securities)

75339L206
(CUSIP Number)

10/28/2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[   ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Red Bowl Living Trust, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
	5.	SOLE VOTING POWER

		53,213,455
NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7.	SOLE DISPOSITIVE POWER
EACH
REPORTING		53,213,455
PERSON WITH	8.	SHARED DISPOSITIVE POWER

		0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,213,455
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.55% (A)
12.	TYPE OF REPORTING PERSON (see instructions)

OO

(A) Percentage based on 9,602,284,776 shares of the Issuer’s Common Stock outstanding as of January 29, 2016.

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pyrenees Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
	5.	SOLE VOTING POWER

		400,000,000
NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7.	SOLE DISPOSITIVE POWER
EACH
REPORTING		400,000,000
PERSON WITH	8.	SHARED DISPOSITIVE POWER

		0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.17% (A)
12.	TYPE OF REPORTING PERSON (see instructions)

OO

(A) Percentage based on 9,602,284,776 shares of the Issuer’s Common Stock outstanding as of January 29, 2016.

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Matthew L. Schissler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen
	5.	SOLE VOTING POWER

		0
NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		453,213,455
OWNED BY	7.	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON WITH	8.	SHARED DISPOSITIVE POWER

		453,213,455
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

453,213,455 (A)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.72% (B)
12.	TYPE OF REPORTING PERSON (see instructions)

IN

(A) Pyrenees Investments, LLC directly beneficially owns 400,000,000 shares of Common Stock and Red Bowl Living Trust, LLC directly beneficially owns 53,213,455 shares of Common Stock. As managing member of both Pyrenees Investments, LLC and Red Bowl Living Trust, LLC, Matthew L. Schissler may be deemed to have voting and investment power over the shares beneficially owned by Pyrenees Investments, LLC and Red Bowl Living Trust, LLC.
(B) Percentage based on 9,602,284,776 shares of the Issuer’s Common Stock outstanding as of January 29, 2016.

Item 1.

(a)	Name of Issuer:
Rapid Fire Marketing, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 311 West Third Street, Suite 1234, Reno, NV 89703

Item 2.

(a)	Names of Persons Filing:

	(i)	Red Bowl Living Trust, LLC

	(ii)	Pyrenees Investments, LLC

	(ii)	Matthew L. Schissler

Pyrenees Investments, LLC directly beneficially owns 400,000,000 shares of Common Stock and Red Bowl Living Trust, LLC directly beneficially owns 53,213,455 shares of Common Stock. As managing member of both Pyrenees Investments, LLC and Red Bowl Living Trust, LLC, Matthew L. Schissler may be deemed to have voting and investment power over the shares beneficially owned by Pyrenees Investments, LLC and Red Bowl Living Trust, LLC.

An Agreement of Joint Filing by and among Red Bowl Living Trust LLC, Pyrenees Investments, LLC and Matthew L. Schissler is filed herewith as Exhibit A.

(b)	Address of the Principal Office or, if none, residence: c/o Pyrenees Investments, LLC
7380 S. Eastern Ave. #124376, Las Vegas, NV 89123

(c)	Citizenship:

(i)	Red Bowl Living Trust, LLC: Nevada limited liability company

(ii)	Pyrenees Investments, LLC: Nevada limited liability company

(ii)	Matthew Schissler: U.S. Citizen

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 75339L206

Item 3. If this statement is filed pursuant to §§240.13d -1(b) or 240.13d -2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a) (6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with §240.13d -1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d -1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with §240.13d -1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with §240.13d -1(b) (1) (ii) (J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of the cover page of each Reporting Person

(b)	Percent of class: See Row 11 of the cover page of each Reporting Person

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote of shares: See Row 5 of the cover page of each Reporting Person

(ii)	Shared power to vote or to direct the vote of shares: See Row 6 of the cover page of each Reporting Person

(iii)	Sole power to dispose or to direct the disposition of shares: See Row 7 of the cover page of each Reporting Person

(iv)	Shared power to dispose or to direct the disposition of shares: See Row 8 of the cover page of each Reporting Person

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2016

Red Bowl Living Trust, LLC

By:	/s/ MATTHEW L. SCHISSLER
Managing Member

Pyrenees Investments, LLC

By:	/s/ MATTHEW L. SCHISSLER
Managing Member

/s/ MATTHEW L. SCHISSLER
Matthew L. Schissler

EXHIBIT A

Agreement of Joint Filing

     The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Rapid Fire Marketing, Inc. shall be filed on behalf of each of the undersigned and that this Agreement of Joint Filing shall be filed as an exhibit to such Schedule 13G.

     Date: February 11, 2016

Red Bowl Living Trust, LLC

By:	/s/ MATTHEW L. SCHISSLER
Managing Member

Pyrenees Investments, LLC

By:	/s/ MATTHEW L. SCHISSLER
Managing Member

/s/ MATTHEW L. SCHISSLER
Matthew L. Schissler